UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF
THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-31609
TELKOM SA LIMITED
(Exact name of registrant as specified in its charter)
Telkom Towers North
152 Proes Street
Pretoria 0002
The Republic of South Africa
+(27)(12)311-3566
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Ordinary Shares, par value R10 per share
American Depositary Shares, each representing four (4) ordinary shares, par value R10 per share
(Title of each class of securities covered by this Form)
Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☑	Rule 12h-6(d) ☐

(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐

(for debt securities)	(for prior Form 15 filers)

Part I
Item 1. Exchange Act Reporting History
A.	Telkom SA Limited (the “Registrant”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), on March 3, 2003, the effective date of the Company’s Registration Statement on Form F-1 (file no. 333-102834) (the “F-1 Registration Statement”) and Registration Statement on Form F-6 (file no. 333-102826) and Registration Statement on Form 8-A (file no. 001-31609) filed with the Securities and Exchange Commission.
B.	The Registrant has filed all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Securities and Exchange Commission rules for the 12 months preceding the filing of this Form 15F. The Registrant has filed at least one annual report under Section 13(a).
Item 2. Recent United States Market Activity
The only securities of the Registrant sold in the United States in a registered offering under the Securities Act occurred on March 7, 2003, when the Government of the Republic of South Africa sold 19,450,200 Ordinary Shares, par value R10 per share of the Registrant (“Ordinary Shares”), in the form of Ordinary Shares and American Depositary Shares (“ADSs”), each representing four Ordinary Shares, pursuant to the F-1 Registration Statement as part of a global initial public offering of 139,257,954 Ordinary Shares (including Ordinary Shares represented by ADSs) (i) in the United States and (ii) pursuant to Regulation S under the Securities Act in the Republic of South Africa and to institutional investors outside of the United States and the Republic of South Africa.
Item 3. Foreign Listing and Primary Trading Market
A.	The Registrant’s Ordinary Shares are listed on the Johannesburg Stock Exchange in the Republic of South Africa under the symbol “TKG”, which singly constitutes the primary market for the Registrant’s Ordinary Shares.
B.	The Registrant’s Ordinary Shares were first listed on the Johannesburg Stock Exchange on March 4, 2003. The Registrant’s Ordinary Shares have been listed on the Johannesburg Stock Exchange for at least the 12 months preceding the filing of this form.
C.	Each ADS represents four Ordinary Shares. During the 12-month period beginning August 1, 2008 and ending July 31, 2009, 99.5% of the average daily trading volume of the Registrant’s Ordinary Shares (including Ordinary Shares represented by ADSs) occurred on the Johannesburg Stock Exchange, the primary trading market listed above.
Item 4. Comparative Trading Volume Data
A.	The first and last days of the 12-month period used for calculations under Rule 12h-6(a)(4)(i) (the “Measuring Period”) are August 1, 2008 and July 31, 2009, respectively.
B.	For the Measuring Period, the average daily trading volume of the Registrant’s Ordinary Shares (including Ordinary Shares represented by ADSs) was 10,734 in the United States and 2,105,137 on a worldwide basis.
C.	For the Measuring Period, the average daily trading volume of the Registrant’s Ordinary Shares (including Ordinary Shares represented by ADSs) in the United States, as a percentage of the average daily trading volume on a worldwide basis, was 0.5%.
D.	The Registrant’s Ordinary Shares and ADSs were voluntarily delisted from the New York Stock Exchange on August 27, 2009, where the average daily trading volume for the Registrant’s Ordinary Shares in the United States as a percentage of the average daily trading volume on a worldwide basis for the previous 12-month period was 0.5%.

E.	The Registrant has not terminated its sponsored American depositary receipt facility regarding its Ordinary Shares.
F.	The Registrant obtained trading volume data for purposes of the calculations described in this Item 4 from Bank of New York Mellon for ADS volumes and Standard Financial Markets (Pty) Ltd for Johannesburg Stock Exchange trading volumes.
Item 5. Alternative Record Holder Information
Not applicable.
Item 6. Debt Securities
Not applicable.
Item 7. Notice Requirement
A.	The Registrant disclosed its intent to voluntarily terminate the registration of the securities that are the subject of this Form in a press release dated August 7, 2009.
B.	The press release described above was disseminated by the major newswire service the Registrant typically uses to publish press releases and also published by various news services in the United States. In addition, the press release was posted on the Registrant’s website and was submitted to the Securities and Exchange Commission on Form 6-K via EDGAR on August 13, 2009.
Item 8. Prior Form 15 Filers
Not applicable.
Part II
Item 9. Rule 12g3-2(b) Exemption
The Registrant will publish information required under Rule 12g3-2(b)(1)(iii) on its website at www.telkom.co.za.
Part III
Item 10. Exhibits
Not applicable.
Item 11. Undertakings
The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, Telkom SA Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Telkom SA Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

TELKOM SA LIMITED
By:	/s/ Deon Jefta Fredericks
	Name:	Deon Jefta Fredericks
	Title:	Group Executive of Corporate Finance Accounting Services
	Date:	August 27, 2009